Exhibit 1
                                                                       ---------

                              WPP GROUP plc ("WPP")


WPP announces that on 8 August 2007 it acquired 170,256 of its own ordinary shares of 10p each for cancellation. The shares were acquired at a price of 727.3635p per share.